

October 18, 2019

Gary Shedlin
Senior Managing Director & Chief Financial Officer
BlackRock, Inc.
55 East 52nd Street
New York, NY 10055

> **Re: BlackRock, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed February 28, 2019**
> **File No. 001-33099**

Dear Mr. Shedlin:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance